UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15-15D

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-294417-01

PATHFINDER DIGITAL ASSETS LLC

(Exact name of registrant as specified in its charter)

600 Battery St.

San Francisco, California 94111

(415) 322-3046

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

None

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 4*

*

Effective as of October 9, 2026, Pathfinder Digital Assets LLC, a Delaware limited liability company (“Pathfinder”), consummated the previously announced business combination (the “Business Combination”) with Armada Acquisition Corp. II, a Cayman Islands exempted company (the “SPAC”), and Evernorth Holdings Inc., a Nevada corporation (“Pubco”), pursuant to a business combination agreement dated October 19, 2025, as amended on August 12, 2026. Prior to the closing of the Business Combination (the “Closing”), the SPAC domesticated as a Delaware corporation. At the Closing, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of Pubco, merged with and into Pathfinder, with Pathfinder surviving, and, simultaneously, Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Pubco, merged with and into the SPAC, with the SPAC surviving. As a result, Pathfinder and the SPAC became subsidiaries of Pubco, which became the publicly traded parent of the combined business, and Pubco’s Class A common stock, par value $0.001 per share (the “Pubco Class A Common Stock”), is listed on The Nasdaq Stock Market LLC. Pathfinder’s obligation to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), arose solely from Pathfinder’s status as a co-registrant on the Registration Statement on Form S-4 filed by Pubco (File No. 333-294417) in connection with the Business Combination, upon which the Pubco Class A Common Stock was registered and no securities of Pathfinder were registered. Pubco is the sole managing member of Pathfinder, and the SPAC, a wholly-owned subsidiary of Pubco, Ripple Labs Inc., and Larsen Lam Children’s Remainder Trust, an investor affiliate with Ripple, are the sole other members of Pathfinder holding nonvoting units that are exchangeable for Pubco Class A Common Stock. Accordingly, a limited number of holders of record other than Pubco remain, and the condition of Rule 12h-3(b)(1)(i) under the Exchange Act is satisfied on its terms. Pathfinder has filed all reports required under Section 13(a) of the Exchange Act for the period since its reporting obligation arose and remains current in that reporting through the date of this filing. This Form 15 relates solely to Pathfinder’s reporting obligations under the Exchange Act and does not affect Pubco’s reporting obligations under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Pathfinder Digital Assets LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 9, 2026	PATHFINDER DIGITAL ASSETS LLC

	By:	/s/ Asheesh Birla
	Name:	Asheesh Birla
	Title:	Chief Executive Officer